EXHIBIT 5(b)

INTERNAL REVENUE SERVICE	DEPARTMENT OF THE TREASURY
P.O. BOX 2508
CINCINNATI, OH 45201

Employer Identification Number:
Date: JUN 06, 2007	36-2675371
DLN:
QUIXOTE CORPORATION	17007249009026
C/O R RANDALL TRACHT	Person to Contact:
MORGAN LEWIS & BOCKIUS LLP	CLARICE ALEXANDER ID# 52722
ONE OXFORD CENTRE, 32ND FLOOR	Contact Telephone Number:
PITTSBURGH, PA 15219-0000	(410) 962-9459
Plan Name:
QUIXOTE CORPORATION INCENTIVE SAVINGS PLAN
Plan Number: 001

Dear Applicant:

          We have made a favorable determination on the plan identified above based on the information you have supplied. Please keep this letter, the application forms submitted to request this letter and all correspondence with the Internal Revenue Service regarding your application for a determination letter in your permanent records. You must retain this information to preserve your reliance on this letter.

          Continued qualification of the plan under its present form will depend on its effect in operation. See section 1.401-1(b) (3) of the Income Tax Regulations. We will review the status of the plan in operation periodically.

          The enclosed Publication 794 explains the significance and the scope of this favorable determination letter based on the determination requests selected on your application forms. Publication 794 describes the information that must be retained to have reliance on this favorable determination letter. The publication also provide examples of the effect of a plan’s operation on its qualified status and discusses the reporting requirements for qualified plans. Please read Publication 794.

          This letter relates only to the status of your plan under the Internal Revenue Code. It is not a determination regarding the effect of other federal or local statutes.

          This determination letter gives no reliance for any qualification change that becomes effective, any guidance published, or any statutes enacted, after the issuance of the Cumulative List (unless the item has been identified in the Cumulative List) for the cycle under which this application was submitted.

          This letter may not be relied on after the end of the plan’s first five-year remedial amendment cycle that ends more than 12 months after the application was received. This letter expires on January 31, 2012. This letter considered the 2005 Cumulative List of Changes in Plan Qualification Requirements.

QUIXOTE CORPORATION

          This determination letter is applicable for the amendment(s) executed on 6/20/02 & 2/23/07.

          This determination letter is also applicable for the amendment(s) dated on 4/30/03 & 12/31/05.

          This determination letter is also applicable for the amendment(s) dated on 7/30/02 & 9/21/01.

          This determination is subject to your adoption of the proposed amendments submitted in your letter dated 4/3/07. The proposed amendments should be adopted on or before the data prescribed by the regulations under Code section 401(b).

          This plan satisfies the requirements of Code section 4975(e) (7).

          The requirement for employee benefits plans to file summary plan descriptions (SPD) with the U.S. Department of Labor was eliminated effective August 5, 1997. For more details, call 1-800-998-7542 for a free copy of the SPD card.

          We have sent a copy of this letter to your representative as indicated in the power of attorney.

          If you have questions concerning this matter, please contact the person whose name and telephone number are shown above.

Sincerely,

/s/ Robert P. Bell

Robert P. Bell
Manager, EP Determinations

Enclosures:
Publication 794